Exhibit 99.1

SAG HOLDINGS LIMITED

14 Ang Mo Kio Street 63

Singapore 569116

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held on March 31, 2025

NOTICE IS HEREBY GIVEN THAT you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of SAG Holdings Limited (the “Company”), to be held on March 31, 2025 at 10.00 a.m., Singapore time, at 14 Ang Mo Kio Street 63, Singapore 569116 for the following purposes:

1.	To approve, as a special resolution, a change of the name of the Company from “SAG Holdings Limited” to “INNEOVA Holdings Limited”.

2.	To approve, as an ordinary resolution, the acquisition by the Company’s wholly-owned subsidiary INNEOVA Group Limited (formerly known as SAG Investments Limited, the “Purchaser”) of the entire issued share capital of INNEOVA Engineering Pte Ltd (“INNEOVA”) pursuant to a sale and purchase agreement (the “INNEOVA Agreement”) entered into by the Purchaser and Soon Aik Global Pte Ltd (the “Seller”) in consideration of the allotment and issue by the Company of 6,295,624 Ordinary Shares (the “INNEOVA Shares”) to the Seller.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Extraordinary Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on March 5, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Extraordinary Meeting or any adjournment thereof.

The notice of the Extraordinary Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about March 18, 2025.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Extraordinary Meeting, or by voting in person at the Extraordinary Meeting.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors,

/s/ Neo Chin Heng
Chairman of the Board of Directors

March 12, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON MARCH 31, 2025

This notice, proxy statement and proxy card are also available online at www.sag.sg.

SAG HOLDINGS LIMITED

14 Ang Mo Kio Street 63

Singapore 569116

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of SAG Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability (the “Company,” “we,” “us” or “our), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”), which is to be held on March 31, 2025 at 10.00 a.m., Singapore time, at 14 Ang Mo Kio Street 63 Singapore 569116.

We will send or make these proxy materials available to shareholders on or about March 18, 2025.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following proposals:

1.	PROPOSAL 1 – To approve, as a special resolution, a change of the name of the Company from “SAG Holdings Limited” to “INNEOVA Holdings Limited”.

2.	PROPOSAL 2 – To approve, as an ordinary resolution, the acquisition by the wholly-owned subsidiary of the Company, INNEOVA Group Limited (formerly known as SAG Investments Limited, the “Purchaser”), of the entire issued share capital of INNEOVA Engineering Pte Ltd (“INNEOVA”) pursuant to the sale and purchase agreement (the “INNEOVA Agreement”) between the Purchaser and Soon Aik Global Pte Ltd (the “Seller”) in consideration of the allotment and issue by the Company of 6,295,624 Ordinary Shares (the “INNEOVA Shares”) to the Seller.

The Board of Directors recommends a vote FOR each Proposal.

Will there be any other items of business on the agenda?

The Board of Directors is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Who is entitled to vote at the Extraordinary Meeting?

Only shareholders of record of our ordinary shares, as of 5:00 p.m., Singapore time on March 5, 2025 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

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Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of ordinary shares you are entitled to vote at the Extraordinary Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for the Extraordinary Meeting is the holders of a majority of the issued and outstanding ordinary shares of the Company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

Shareholders entitled to vote at the Extraordinary Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Extraordinary Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

The proposal/resolution shall be put to the vote of the Extraordinary Meeting and decided on a poll.

The holder of an ordinary share shall have one vote for every ordinary share of which they are the holder.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

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In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

How many votes are required to approve the proposal?

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

How do I vote?

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposal. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	In person at the Extraordinary Meeting. Shares held in your name as the shareholder of record may be voted in person at the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions by mail or Internet so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the meeting or adjourned meeting, at which the proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Mere attendance at the meeting will not revoke a proxy. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

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PROPOSAL 1 – TO APPROVE THE CHANGE OF NAME OF THE COMPANY

The Board of Directors approved and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, a proposal that the name of the Company be changed from “SAG Holdings Limited” to “INNEOVA Holdings Limited”.

The Board of Directors has concluded that the new name will better reflect the business of the Company following the Acquisition (as proposed in Proposal 2) and will be beneficial to the commercial interests and reputation of the Company and therefore is in the best interests of the Company and the shareholders of the Company.

The Board of Directors deems it advisable and is recommending that our shareholders approve the change of name of the Company from “SAG Holdings Limited” to “INNEOVA Holdings Limited”.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A SPECIAL RESOLUTION, THAT the name of the Company be changed from “SAG Holdings Limited” to “INNEOVA Holdings Limited” (the “Name Change”).

FURTHER RESOLVED that any Director or Conyers Trust Company (Cayman) Limited, the secretary be and is hereby authorised to apply to the relevant Cayman Islands authorities to effect the Name Change on behalf of the Company and to take all necessary actions in connection therewith.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

The Name Change will become effective upon approval of our shareholders.

The proposed Name Change will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the NASDAQ Capital Market. If the Name Change is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Ordinary Shares, in the new name of the Company, will be issued.

The Board of Directors recommends a vote for Proposal 1, to approve the change of name of the Company as described in this proposal.

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PROPOSAL 2 – TO APPROVE THE ACQUISITION OF INNEOVA Engineering Pte Ltd

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the acquisition (the “Acquisition”) by the Purchaser, a wholly-owned subsidiary of the Company (“Company Sub”), of the entire issued share capital of INNEOVA Engineering Pte Ltd (“INNEOVA”) pursuant to the sale and purchase agreement (the “INNEOVA Agreement”) entered into by the Purchaser and Soon Aik Global Pte Ltd (the “Seller”) in consideration of the allotment and issue by the Company of 6,295,624 Ordinary Shares (the “INNEOVA Shares”) to the Seller, credited as fully paid. A copy of the INNEOVA Agreement is attached hereto as Annex A.

Reasons for Approval of the Acquisition; Recommendation of the Board

The Seller is the beneficial controlling shareholder of each of the Company, Company Sub, and INNEOVA. Because the Acquisition therefore is a related party transaction, the Board of Directors appointed a special committee of independent directors (the “Special Committee”) to review the fairness of the Acquisition.

The Special Committee and the Board of Directors each carefully considered the final proposed terms of the Acquisition and the INNEOVA Agreement. In evaluating the financial and contractual terms of the Acquisition, the Special Committee and the Board of Directors each consulted with members of the Company’s senior management team, Future Asia Advisory Pte Ltd. (a financial valuation firm selected by the Special Committee), TroyGould PC, U.S. counsel to the Company, and Conyers Dill & Pearman LLP, Cayman Islands counsel to the Company, and assessed various matters relevant to its decision. The Special Committee and the Board of Directors each considered a significant amount of information and a wide variety of factors, including the Special Committee’s and the Board of Directors’ familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of INNEOVA, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which INNEOVA operates and INNEOVA’s position in such markets, the valuation report of INNEOVA’s Ordinary Shares performed by Future Asia Advisory Pte Ltd. (the “Valuation Report”), which indicated that the aggregate valuation of INNEOVA’s Ordinary Shares as of October 31, 2024 was SGD10,235,000. The financial and other terms and conditions of the INNEOVA Agreement were reviewed by the Special Committee and the Board of Directors and the consideration for the Acquisition was based upon the valuation of INNEOVA’s Ordinary Shares in accordance with the Valuation Report.

Based on the aforementioned considerations, the Special Committee and the Board of Directors each determined that the Acquisition and the INNEOVA Agreement as set forth in Proposal 2 are in the best interests of the Company and its shareholders as a whole.

The Board of Directors deems it advisable and is recommending that our shareholders approve the acquisition of INNEOVA in accordance with the provisions of the INNEOVA Agreement in consideration of the allotment and issue by the Company of the INNEOVA Shares to the Seller.

INNEOVA

INNEOVA is a fast-growing distributor of industrial equipment, engineering solutions, and provider of maintenance, repairs, and overhaul of spare parts and industrial equipment in Singapore. INNEOVA also has recently expanded into high-growth sectors such as green energy and environmental waste and water solutions. The Company expects to enhance its business by integrating INNEOVA’s solutions expertise into its own engineering solutions. The Company believes that the acquisition of INNEOVA will add a complementary line of revenue and assist the Company in developing a one-stop solution for maintenance, overhaul, and repair for spare parts and industrial equipment. The Company expects to use the improved engineering solutions and capabilities from the acquisition to accelerate its ability to reduce customer downtime and provide other integral customer solutions. The Company also believes INNEOVA’s experience in the renewable energy and sustainability space will assist with the Company’s efforts to develop and expand its renewable energy and sustainability business.

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INNEOVA Agreement

The following is a summary of certain relevant provisions of the INNEOVA Agreement. This section does not purport to describe all of the terms of the either agreement and is qualified in its entirety by the complete terms thereof.

We currently expect the Acquisition to close prior to April 15, 2025, subject to the terms and conditions set forth in the INNEOVA Agreement. The only outstanding condition to closing at this time is the approval of the shareholders of the Company. Pursuant to the INNEOVA Agreement, Company Sub will purchase all of the outstanding shares of INNEOVA from the Seller.

Consideration

On the terms and conditions set forth in the INNEOVA Agreement, upon consummation of the Acquisition (the “Closing”), the Seller will receive 6,295,624 ordinary shares of the Company (the “Consideration Shares”) in return for all of the outstanding shares of INNEOVA. The calculation of the amount of Consideration Shares was based on an implied purchase price of SGD10,235,000, the stock price for ordinary shares of the Company as of market close on February 28, 2025, $1.21, and a SGD to USD exchange rate of 0.74428 calculated as of February 28, 2025.

Representations and Warranties

The INNEOVA Agreement contains customary representations and warranties made by the Seller and by Company Sub.

Conditions to the Acquisition

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the Acquisition and to effect the Closing are subject to the satisfaction (or waiver, if permissible) prior to or at the Closing, of each of the following conditions:

(1)	Receipt by the Audit Committee of a satisfactory valuation report provided by a financial advisory firm selected by the Special Committee;

(2)	Consent of the shareholders of the Company; and

(3)	If required, obtaining consents to the transactions contemplated by the INNEOVA Agreement from applicable governmental authorities, banks, and landlords.

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Covenants Regarding Conduct of Business Pending Acquisition

The INNEOVA Agreement contains certain customary covenants limiting the conduct of business by the Seller and INNEOVA between the date of the INNEOVA Agreement and the Closing. In general, unless Company Sub gives its written approval in advance, the Seller shall, with certain exceptions, (a) ensure that INNEOVA protects its assets and goodwill, (b) ensure that INNEOVA’s affairs are conducted in the ordinary and usual course of business, and (c) prevent the acquisition or disposal of assets and the payment of dividends or distributions.

Closing Obligations

Each party has certain customary performance obligations upon the Closing, including delivery of certain documents and issuance of shares.

Termination of the INNEOVA Agreement

If certain closing obligations or documents are not fulfilled or delivered, the INNEOVA Agreement may be terminated by the party not in default of such obligations.

Expenses

All fees and expenses incurred in connection with the INNEOVA Agreement and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(i)	that entering into of the INNEOVA Agreement and the transactions contemplated thereby be and are hereby ratified, approved and confirmed;

(ii)	the allotment and issue of the INNEOVA Shares to the Seller on the terms and subject to the conditions of the INNEOVA Agreement be and is hereby authorized and approved;

(iii)	any of the directors and officers of the Company, Conyers Trust Company (Cayman) Limited and VStock Transfer LLC (the “Transfer Agent”) be and are hereby authorized and approved to cause the INNEOVA Shares issuable under the INNEOVA Agreement to be issued in the name of the Seller as set out in the INNEOVA Agreement;

(iv)	that the INNEOVA Shares when issued in payment of the contract sums shall be duly authorized and issued, fully paid and non-assessable Ordinary Shares of the Company, free of any shareholder preemptive rights; and

(v)	that any and all actions heretofore or hereafter taken by any of the directors and officers of the Company, Conyers Trust Company (Cayman) Limited and the Transfer Agent within the terms of the foregoing resolutions be and are hereby ratified and confirmed as the authorized acts and deeds of the Company.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of the proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

The Board of Directors recommends a vote for Proposal 2, to approve the acquisition of

INNEOVA Engineering Pte Ltd

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is VStock Transfer LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598.

Where You Can Find More Information

Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You can find copies of the proxy materials at www.sag.sg

March 12, 2025	By Order of the Board of Directors

/s/ Neo Chin Heng
Chairman of the Board of Directors

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Annex A

Dated 28 February 2025

SOON AIK GLOBAL PTE. LTD.

(THE VENDOR)

and

INNEOVA GROUP LIMITED

(formerly known as SAG INVESTMENTS LIMITED)

(tHE PURCHASER)

_____________________

AGREEMENT

relating to the sale and purchase of

shares in

INNEOVA Engineering Pte ltd

_____________________

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SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made on the 28 February 2025

BETWEEN:

(1)	SOON AIK GLOBAL PTE. LTD. (Singapore UEN No. 200311731N), a company duly incorporated in Singapore, having its registered office at 21 Kaki Bukit Road 4 #01-01 Synergy @ KB Singapore 417810 (the “Vendor”); and

(2)	INNEOVA GROUP LIMITED (formerly known as SAG INVESTMENTS LIMITED) (Company Registration No. 2082553), a company duly incorporated in the British Virgin Islands, having its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Purchaser”),

(the Vendor and the Purchaser are hereinafter collectively referred to as the “Parties” and each, a “Party”).

WHEREAS:

(A)	INNEOVA Engineering Pte Ltd (Singapore UEN 199602606K) is a private company limited by shares and duly incorporated in Singapore, having its registered office at 35 Loyang Way Loyang Industrial Estate Singapore 508733 (the “Company”). The details of the Company are set out in Schedule 1.

(B)	The Vendor holds 100,000 ordinary shares in the share capital of the Company, representing 100% of the entire issued and paid-up share capital of the Company (“Sale Shares”).

(C)	The Purchaser has agreed to purchase, and the Vendor has agreed to sell, the Sale Shares upon the terms and conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this Agreement, unless the context otherwise requires:

“ACRA” means the Accounting and Corporate Regulatory Authority of Singapore.

“Authorised Persons” has the meaning ascribed to it in Clause 7.1(a).

“Business Day” means a day (other than a Saturday, Sunday or public holiday in Singapore) on which banks are open for general commercial business in Singapore.

“Completion” means the completion of the sale and purchase of the Sale Shares upon the fulfilment of performance by the Parties of their respective obligations as set out in Schedule 2.

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“Completion Date” means the date agreed in writing between the Vendor and the Purchaser upon satisfaction of all conditions set forth in Clause 4.1.

“Confidential Information” has the meaning ascribed to it in Clause 7.1(a).

“Consideration Shares” means 6,295,624 ordinary shares of the Issuer.

“Constitutional Documents” means with respect to a company, its memorandum and articles of association, constitution, by-laws or equivalent constitutional documents, as amended from time to time.

“Encumbrances” means any claim, charge, mortgage, lien, assignment of receivables, debenture, pledge, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right to acquire, right of first refusal, security interest or other third party right and any other encumbrance or condition whatsoever.

“Governmental Authority” means any administrative, executive, judicial, legislative, regulatory, licensing, competition or other governmental authority having applicable jurisdiction.

“Issuer” means SAG Holdings Limited, a Cayman company, the parent company of the Purchaser.

“Long-Stop Date” has the meaning ascribed to it in Clause 4.3.

“Purchaser’s Warranties” means the representations and warranties on the part of the Purchaser in Clause 6.2 and each “Purchaser’s Warranty” shall be construed accordingly.

“Sale Shares” has the meaning ascribed to it in Recital (B).

“Shares” means the ordinary shares in the share capital of the Company.

“Surviving Provisions” means Clauses 7 (Confidentiality) and 8 (Miscellaneous).

“Vendor’s Warranties” means the representations and warranties on the part of the Vendor pursuant to this Agreement (including Clause 6.1 and Schedule 3) and each “Vendor’s Warranty” shall be construed accordingly.

1.2.	Currency

“Singapore dollars” or “S$” means the lawful currency for the time being of Singapore.

1.3.	Miscellaneous

In this Agreement, unless the context otherwise requires:

(a)	words importing the singular include the plural and vice versa, words importing any gender include every gender and references to time shall mean Singapore time;

(b)	references herein to statutory provisions shall be construed as references to those provisions as amended, consolidated or re-enacted or as their applications are modified by other provisions (whether before or after the date hereof) from time to time and shall include any provision of which it is a re-enactment (whether with or without modification) or any subordinate provision, legislation or regulation as amended, consolidated or re-enacted;

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(c)	references to a “person” include any individual, firm, company, limited liability partnership, partnership, government, state or agency of a state or any joint venture, association, works council, employee representative body, business trust or unincorporated association (whether or not having separate legal personality) and references to a “company” include any company, corporation or other body corporate, wherever and however incorporated or established;

(d)	The expressions “including”, “include”, “in particular”, “for example” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding these expressions;

(e)	clause headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

(f)	references herein to “Recitals”, “Clauses” and “Schedules” are to recitals, clauses of and schedules to this Agreement unless the context requires otherwise and the Schedules to this Agreement form an integral part of this Agreement; and

(g)	the words “written” and “in writing” include any means of visible reproduction.

2.	SALE OF THE SALE SHARES

2.1.	Sale of the Sale Shares

The Vendor shall sell, and the Purchaser shall purchase, on Completion the Sale Shares (and not part thereof) free from all Encumbrances (save for the charges listed in paragraph 5.1(a) of Schedule 3) and with the benefit of all rights, benefits and entitlements attaching thereto in accordance with the terms and conditions of this Agreement.

3.	CONSIDERATION

3.1.	Purchase Consideration

In consideration of the sale of the Sale Shares by the Vendor to the Purchaser, the Purchaser shall, on Completion, cause the Issuer to allot and issue the Consideration Shares to the Vendor credited as fully paid.

4.	CONDITIONS

4.1.	Conditions Precedent

Completion of the sale and purchase of the Sale Shares is conditional upon (i) receipt by the Issuer of a valuation report satisfactory to the Special Committee of the Issuer (the “Special Committee”) provided by a financial advisory firm selected by the Special Committee, (ii) consent of the shareholders of the Purchaser, if required, and (iii) any required consents of applicable Governmental Authorities, banks, and landlords, pursuant to the banking facilities taken out by the Company or tenancies entered into by the Company, in connection with the transfer of the Sale Shares by the Vendor to the Purchaser having been duly obtained.

4.2.	Satisfaction of Conditions Precedent

Each Party shall act in good faith and use its best endeavours to ensure or procure the expeditious fulfilment of the condition(s) referred to in Clause 4.1 above.

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4.3.	Effect of Non-Fulfilment of Conditions Precedent

In the event that the condition(s) referred to in Clause 4.1 above is not fulfilled on or before April 15, 2025 or such other date as the Vendor and the Purchaser may mutually agree in writing (“Long-Stop Date”), this Agreement (other than the Surviving Provisions) shall lapse and cease to have further effect, and all obligations and liabilities of the Parties hereunder shall cease and determine, and no Party shall have any claim against the other Party, save in respect of any breach of Clause 4.2 above or any other antecedent breach of this Agreement.

5.	COMPLETION

5.1.	Date and Place

Subject to the satisfaction of the condition(s) in Clause 4.1 above, Completion shall take place at the office of the Company on the Completion Date or at such other venue, time and/or date as the Vendor and the Purchaser may mutually agree in writing.

5.2.	Obligations on Completion

On Completion, the Vendor and the Purchaser shall procure that their respective obligations specified in Schedule 2 are fully fulfilled.

5.3.	Right to Terminate

If any of the documents required to be delivered to any Party on Completion is not forthcoming for any reason or if in any other respect, the provisions of Clause 5.2 above and Schedule 2 are not fully complied with by the Vendor or the Purchaser, the Party that is not in default shall be entitled (in addition to and without prejudice to all other rights and remedies available to it, including the right to claim damages):

(a)	to elect to terminate this Agreement (other than the Surviving Provisions, including Clause 8.5(b) below) as against the other Party, without liability on the part of the terminating Party and if this Agreement is so terminated, neither Party nor its affiliates shall have any claim under this Agreement of any nature against the other Party, save for any antecedent breach of this Agreement;

(b)	to require Completion so far as practicable having regard to the defaults which have occurred;

(c)	to specific performance of this Agreement; or

(d)	to fix a new date for Completion (not being more than fourteen (14) days after the Completion Date) in which case the foregoing provisions of this Clause 5.3 shall apply to Completion as so deferred.

Save for Clauses 5.3(a) above and 8.5(b) below, neither Party shall be entitled in any circumstances to rescind or terminate this Agreement before or after Completion. This shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

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6.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

6.1.	Warranties by the Vendor

The Vendor hereby represents and warrants to the Purchaser that each of the Vendor’s Warranties is, as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at Completion with reference to the facts and circumstances existing on the Completion Date.

6.2.	Warranties by the Purchaser

The Purchaser hereby represents and warrants to the Vendor that each of the Purchaser’s Warranties set out below is as of the date of this Agreement, true, accurate and not misleading and will be true, accurate and not misleading as at Completion with reference to the facts and circumstances existing on the Completion Date:

(a)	it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)	it is not subject to any voluntary or involuntary winding up, insolvency or other similar proceedings;

(c)	it has the full power and capacity to enter into, perform and deliver this Agreement;

(d)	the Consideration Shares will be allotted and issued to the Vendor (or its nominee) free from all Encumbrances and with the benefit of all rights, benefits and entitlements attaching thereto as at Completion, except that the Consideration Shares are “restricted shares” under the securities laws of the United States and can be transferred only if such Shares are subject to an effective registration statement or an applicable exemption is available;

(e)	all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents), in order (i) to enable it to lawfully enter into and carry out the provisions of this Agreement; and (ii) to ensure that its obligations under this Agreement are valid, legally binding and enforceable, have been taken, fulfilled and done, where failure to obtain them would adversely affect its ability to enter into, perform and deliver its obligations under this Agreement;

(f)	its entry into and/or performance of its obligations under this Agreement do not, will not violate and will not result in a breach of:
(i)	any provision of its Constitutional Documents;

(ii)	any law or regulation in its jurisdiction of incorporation;

(iii)	any agreement, instrument or document to which it is a party or which is binding on it or its assets; or

(iv)	any order, judgment, decree, ordinance, regulation, or any other restriction of any kind of character of any court, governmental agency or regulatory body having jurisdiction over it by which the Purchaser is bound or subject to, where any such breach would adversely affect its ability to enter into or perform its obligations under this Agreement.

(g)	its obligations under this Agreement are valid, binding and enforceable in accordance with its respective terms.

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7.	CONFIDENTIALITY

7.1.	Subject to Clause 7.2 below:

(a)	each Party agrees that it shall and shall procure that its advisers (professionals or otherwise), its affiliates and other authorised persons including, without limitation, its officers, employees, agents, advisers and representatives (“Authorised Persons”) shall treat as strictly confidential and not copy, reproduce, disclose or use any information which relates to:

(i)	any information supplied by either Party, or any of their respective Authorised Persons to the other Party and any of its Authorised Persons, whenever and in whatever form in connection with this Agreement;

(ii)	the existence of and the provisions of this Agreement and of any agreement entered into pursuant to this Agreement; and

(iii)	the negotiations relating to this Agreement (and any such other agreements),

(collectively referred to as “Confidential Information”), and shall use the Confidential Information only for the purpose of exercising or performing that Party’s rights and obligations under this Agreement.

(b)	following Completion, each Party and its Authorised Persons shall treat as strictly confidential and not copy, reproduce, disclose or use any Confidential Information which relates to the business, financial or other affairs (including future plans) of the other Party.

7.2.	Clause 7.1 above shall, if reasonably required, not apply in respect of any of the following Confidential Information which:

(a)	is now or shall hereafter come into the public domain (otherwise than as a consequence of any unauthorised disclosure by the relevant Party or any of its Authorised Persons);

(b)	was lawfully in the possession of the relevant Party receiving the same prior to disclosure to the relevant Party in connection with this Agreement;

(c)	was lawfully furnished to the relevant Party receiving the same by a third party who does not owe the other Party, or any of its Authorised Persons, an obligation of confidence in relation to it;

(d)	is required to be disclosed by law or regulations or by a court of competent jurisdiction or by any governmental or regulatory authority or the rules of any relevant securities exchange(s) applicable to itself or (in the case of a Party which is a company or corporation) its parent company or corporation, or pursuant to any litigation, Provided that the Party with an obligation to make the disclosure shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation and take into account the other Party’s reasonable requirements in relation to the proposed form, timing, nature and extent of the disclosure;

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(e)	is required to be disclosed to the relevant Party’s professional advisers provided that such persons have a professional obligation or a duty of confidentiality to keep such matters confidential or agrees to be bound by the confidentiality obligations which are substantially the same as those set out in this Clause 7;

(f)	is required to be disclosed so that each Party can fulfil its obligations under this Agreement;

(g)	is required to be disclosed in connection with the satisfaction of the conditions set out in Clause 4.1 above;

(h)	is required to be disclosed for the purpose of any arbitral or judicial proceedings arising out of this Agreement;

(i)	is required to be disclosed to lending banks, financial institutions or any other funding or prospective funding (whether debt or equity) parties of the relevant Party or any of its affiliates or arrangers of that funding or rating agencies engaged by or on behalf of the relevant Party receiving the Confidential Information for the purposes of getting funding, provided that any party permitted to receive information from the relevant Party pursuant to this Clause 7.2(i) agrees to be bound by the confidentiality obligations which are substantially the same as those set out in this Clause 7;

(j)	is required to be disclosed to a bona fide third-party purchaser or prospective purchaser of any shares in or assets of the relevant Party;

(k)	is required to be disclosed by the relevant Party to:

(i)	its direct or indirect investors, including any person who the relevant Party reasonably believes is likely to become a direct or indirect investor;

(ii)	persons who the relevant Party reasonably believes are likely to become investors in its shares, whether directly or indirectly, through syndication by its investors; or

(iii)	directors, officers or advisers of persons falling under (i) or (ii) above,

provided that any party or person permitted to receive information from the relevant Party pursuant to this Clause 7.2(k) agrees to be bound by the confidentiality obligations which are substantially the same as those set out in this Clause 7.

7.3.	Subject to Clause 7.4 below, if this Agreement terminates, the receiving Party shall and shall procure that its Authorised Persons shall within twenty (20) days after receiving a written request by the disclosing Party:

(a)	destroy, or return to the disclosing Party, all copies of any document that contains any Confidential Information;

(b)	take reasonable steps to erase the Confidential Information from any computer or other digital device on which it is held; and

(c)	appoint one of its authorised officers to supervise the steps contemplated in Clauses 7.3(a) and 7.3(b), and to certify in writing to the disclosing Party that they have been carried out.

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7.4.	Each Party and its Authorised Persons may retain any Confidential Information to the extent required, and for the time period specified, by any applicable law, including the rules of a professional body or under the terms of any of its insurance policies.

7.5.	Subject to Clause 7.6 below, neither Party shall make, or permit any person to make, any public announcement, communication or circular (an “Announcement”) concerning this Agreement or the transactions contemplated herein without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed).

7.6.	Nothing in Clause 7.5 above shall prevent either Party from making an Announcement required to by law or by any stock exchange or Governmental Authority. Where one Party and/or its advisers is required to make the necessary Announcement, such Party, if permitted by the applicable laws, rules or regulations, undertakes to inform the other Party of such fact in advance.

7.7.	The provisions of this Clause 7 shall survive for a period of two (2) years from termination or expiry of this Agreement.
8.	MISCELLANEOUS

8.1.	Entire Agreement

This Agreement embodies all the terms and conditions agreed upon between the Parties hereto and shall supersede and cancel, in all respects, any agreement, draft, letter, arrangement, representation, warranty, understanding or undertaking, whether oral or otherwise, made between the Parties prior to the entering into of this Agreement. No Party to this Agreement has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of the other Party (or any of its Authorised Persons) in relation to the Agreement and the transactions contemplated herein that are not expressly set out in this Agreement.

8.2.	Releases

Any liability to any Party under this Agreement may in whole or in part be released, compounded or compromised, or when time or indulgence is given, by such Party in its absolute discretion without in any way prejudicing or affecting its rights against the other Party in respect of the same.

8.3.	No Implied Waivers

No waiver by any Party to this Agreement of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The failure or forbearance by any Party to exercise, or delay in exercising, any right under this Agreement or provided by law (including the right of rescission) or to require performance by the other Party or to claim a breach of any term of this Agreement shall not affect that right or operate as a waiver of such or any other available rights or remedies. The single or partial exercise of any right under this Agreement or provided by law shall not preclude any further exercise of it. Completion shall not constitute a waiver by the Purchaser or the Vendor (as the case may be) of their respective rights in relation to any breach of any provision of this Agreement, whether known to the Party as at the Completion Date or otherwise.

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8.4.	Cumulative Remedies

The provisions of this Agreement, and the rights and remedies of the Parties under this Agreement are cumulative, without prejudice and in addition to any right or remedy a Party may have at law or in equity; no exercise by a Party of any one right or remedy under this Agreement, at law or in equity, shall operate so as to hinder or prevent the exercise by the Party of any other such right or remedy.

8.5.	Force Majeure

(a)	Subject to Clause 8.5(b) below, neither Party shall be liable for any failure to perform, or delay in performing, any obligation under this Agreement if the failure or delay results from any circumstance beyond its reasonable control. The affected Party shall be entitled to a reasonable extension of the time for performing the obligation.

(b)	If the failure or delay under Clause 8.5 (a) above exceeds one (1) month and the failure or delay is substantial or fundamental in the context of this Agreement, either Party may terminate this Agreement by giving at least thirty (30) days’ written notice to the other Party.

8.6.	Continuing Effects of this Agreement

(a)	All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

(b)	This Clause 8.6 and all the Surviving Provisions shall remain binding on the Parties notwithstanding Completion or any rescission or termination of this Agreement by any Party and any right or obligation of the Parties in respect of any breach of this Agreement accruing prior to, on or as a result of such termination or rescission shall continue to subsist notwithstanding such termination or rescission.
8.7.	Successors and Assigns

(a)	The provisions of this Agreement shall be binding on and shall enure for the benefit of each Party’s successors, permitted assigns and personal representatives (as the case may be). Any reference in this Agreement to any of the Parties shall be construed accordingly.

(b)	No Party may assign or transfer all or part of its rights or obligations under this Agreement without the prior written consent of the other Party.

8.8.	Third Party Rights

Save as expressly provided in this Agreement, no provision of this Agreement is enforceable, by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore, by any person who is not a Party to this Agreement.

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8.9.	Time of Essence

Any time, date or period mentioned in any provision of this Agreement may be extended by mutual agreement between the Parties in accordance with this Agreement or by agreement in writing but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid, time shall be of the essence.

8.10.	Further assurances

(a)	Each Party shall, at the request of the other Party, or as required by the law, do, execute or procure to be done or executed, at its own costs, all such further acts, deeds, things and documents as may be reasonably necessary or desirable to implement and give effect to the terms of this Agreement and the transactions contemplated herein.

(b)	Each Party shall, and shall use its best endeavours to procure that any necessary third party shall, from time to time, execute all such documents and do all such acts and things as the other Party may reasonably require to give effect to the terms of this Agreement and the transactions contemplated herein.
8.11.	Costs and Expenses

(a)	Subject to any express provision of this Agreement to the contrary, each Party to this Agreement shall bear and be responsible for its own professional and other costs, disbursements and expenses incurred and incidental to the preparation, negotiation and completion of this Agreement and all other documents in connection with this Agreement, including all other professional and other costs, disbursements and expenses incurred in relation to the performance of its obligations under this Agreement.

(b)	The Vendor shall bear all stamp duties payable in connection with the purchase of the Sale Shares.

8.12.	Illegality

If any provision of this Agreement is held to be illegal, invalid, void or unenforceable, in whole or in part, in any jurisdiction, this Agreement shall, as to such jurisdiction, continue to be valid as to its other provisions and the remainder of the affected provision; and the legality, validity and enforceability of such provision in any other jurisdiction shall be unaffected. The Parties shall negotiate in good faith to amend or replace any illegal, invalid, void or unenforceable provision with a valid, binding and enforceable substitute provision or provisions, so that, after the amendment or replacement, the commercial effect of the Agreement is as close as possible to the effect it would have had if the relevant provision had not been illegal, invalid, void or unenforceable.

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8.13.	No Purported Variation

No purported variation of this Agreement shall be effective unless it is made in writing, refers specifically to this Agreement and is duly executed by or on behalf of all the Parties hereto. If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provision of this Agreement;

(b)	the variation shall not affect any right, obligation or liability under this Agreement that has already accrued up to the date of variation; and

(c)	the rights and obligations of the Parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

8.14.	Construction

As the Parties have participated in the drafting of this Agreement, the Parties agree that any applicable rule requiring the construction of this Agreement or any provision hereof against the Party drafting this Agreement shall not apply.

8.15.	Communications

(a)	Notices to be in Writing

All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered by hand, by courier, by prepaid registered post with recorded delivery, or by facsimile transmission addressed to the intended recipient thereof at its address or at its facsimile number, and marked for the attention of such person (if any), designated by it to the other Party for the purposes of this Agreement or to such other address or facsimile number, and marked for the attention of such person, as a Party may from time to time duly notify the others in writing.

(b)	Contact Addresses and Numbers

The initial addresses and facsimile numbers of the Parties for the purpose of this Agreement are specified below (or such other address or facsimile number as the intended recipient has, by two (2) Business Days’ prior written notice, specified to the other Party):

The Vendor

Address	:	50 Bukit Batok Street 23 #02-04 Midview Building
Singapore 659578
Facsimile no.	:	+65 6288 7882
Attn:		Mr. Neo Chee Eng

The Purchaser

Address	:	14 Ang Mo Kio Street 63 Singapore 569116
Facsimile no.	:	+65 6288 7882
Attn:		Mr. Jimmy Neo

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(c)	Deemed Delivery Date

Any such notice, demand or other communication shall be deemed to have been duly served

(i)	in the case of delivery by hand or by courier, when delivered;

(ii)	in the case of facsimile, at the time of transmission if transmitted error-free; and

(iii)	in the case of post, on the second Business Day after the date of posting (if sent by local mail) and on the seventh Business Day after the date of posting (if sent by air mail),

provided that in each case where delivery by hand, by courier or by fax occurs on a day which is not a Business Day or after 6.00 p.m. on a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day. In proving such service it shall be sufficient to show that personal delivery was made, that the envelope containing such notice was properly addressed, duly stamped and posted or that the facsimile transmission was properly addressed and despatched.

8.16.	Counterparts

This Agreement may be executed and delivered in any number of counterparts, and by each Party in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart and each counterpart shall be as valid and effectual as if executed as an original. Delivery of a counterpart of this Agreement by facsimile or electronic transmission shall be an effective mode of delivery. If such method is adopted, without prejudice to the validity of this Agreement, each Party shall provide the other Party with the original counterpart of this Agreement as soon as reasonably practicable following the date of this Agreement.

8.17.	Governing Law and Jurisdiction

(a)	This Agreement shall be governed by, and construed in accordance with, the laws of Singapore.

(b)	Each Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including, without any limitation, any dispute or claim relating to any non-contractual obligation arising out of or in connection with this Agreement or any question regarding the existence, validity or termination of this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts of law, and in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC”) for the time being in force which rules are deemed to be incorporated by reference in this Clause 8.17(b). The seat of arbitration shall be Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one (1) arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrator shall be final and binding, and may be enforceable outside Singapore.

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SCHEDULE 1

Particulars of the COMPANY

INNEOVA Engineering Pte Ltd

Registered office:	35 Loyang Way Loyang Industrial Estate Singapore 508733

Date of incorporation:	13 April 1996

Place of incorporation:	Singapore

Number of issued shares:	100,000

Issued and paid-up
share capital:	S$100,000

Directors:	Neo Chee Eng
Neo Chin Heng

Shareholder:	Soon Aik Global Pte. Ltd.

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SCHEDULE 2

Completion Obligations

1.	Vendor’s Obligations on Completion

1.1	On Completion, the Vendor shall deliver, and shall procure that there be delivered, to the Purchaser the following:

(a)	the share transfer form or an instrument of transfer in respect of the Sale Shares duly executed by the Vendor and completed in favour of the Purchaser, together with the original share certificate(s) in respect thereof in the name of the Purchaser or an indemnity in the agreed form for any lost share certificate in respect thereof;

(b)	such other documents as may be reasonably requested by the Purchaser in order to complete the transaction contemplated by this Agreement including, inter alia, any document or consent necessary to enable the Purchaser to be registered as the holder of the Sale Shares;

(c)	an application duly executed by the Vendor in respect of the application for the allotment and issue of the Consideration Shares pursuant to Clause 3.1 hereof;

(d)	any and all such know your client and anti-money laundering documents as the registered agent of the Purchaser may require to conduct all necessary due diligence on the Vendor for the allotment and issue of the Consideration Shares;

(e)	all documents required to effect the stamping of the transfer of the Sale Shares from the Vendor to the Purchaser, including any document as may be prescribed by the Inland Revenue Authority of Singapore;

(f)	certified true copies of the board of directors’ resolutions of the Company in connection with, inter alia, the following:

(i)	approving the transfer of the Sale Shares to the Purchaser;

(ii)	authorising the execution and delivery by any of its directors of this Agreement and all other documents and agreements ancillary, pursuant to or in connection with the sale of the Sale Shares and the transactions contemplated therein;

(iii)	authorising the cancellation of the existing share certificate(s) and the issuance of the new share certificate(s) in respect of the Sale Shares in favour of the Purchaser; and

(iv)	approving the lodgement of the notice of transfer of the Sale Shares with ACRA, in order to facilitate the entry of the name of the Purchaser into the electronic register of members of the Company as the holder of the Sale Shares (subject to the stamping of the share transfer form)

(g)	certified true copies of the board of directors’ and shareholders’ resolutions of the Vendor in connection with the approval of the sale of the Sale Shares to the Purchaser; and

(h)	the certificate of incorporation, common seal, statutory registers and minute books, as well as the financial records, accounting records and books of account of the Company which are in the Vendor’s possession (provided that such documents shall be deemed to have been delivered if they are located at the registered office or principal place of business of the Company).

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1.2	The Vendor shall cause a notice of transfer of the Sale Shares mentioned in paragraph 1.1(f)(iv) above to be lodged with ACRA by the Company as soon as practicable in order for the electronic register of members of the Company to be updated by ACRA accordingly.

2.	Purchaser’s Obligations on Completion

2.1	Subject to the fulfilment of the Vendor’s obligations in paragraph 1 above, the Purchaser shall deliver, and shall procure that there be delivered, to the Vendor the following:

(a)	certified true copies of the board of directors’ resolutions of the Purchaser or the Issuer, as the case may be:

(i)	approving, amongst others, the allotment of the Consideration Share to the Vendor and the acquisition of the Sale Shares; and

(ii)	authorising the execution and delivery by any director of the Purchaser of this Agreement and all other documents and agreements ancillary or pursuant to or in connection with the purchase of the Sale Shares and the transactions contemplated therein; and

(b)	the original share certificate(s) for the Consideration Shares in the name of the Vendor (if required).

2.2	The Purchaser shall cause the Issuer to allot and issue the Consideration Shares to the Vendor credited as fully paid

2.3	The Purchaser shall enter the name of the Vendor into the register of members of the Purchaser.

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Schedule 3

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

1.	Accuracy and Adequacy of Information

1.1	The particulars contained in Schedule 1 are true, accurate and not misleading.

1.2	All information disclosed and/or provided by the Vendor or any of its directors, auditors, advisers, employees, representatives or agents to the Purchaser or its officers, professional advisers, employees or agents was or will be (as the case maybe) when given, is and remains, true, complete, accurate and not misleading, and the Vendor is not aware of any fact, matter or circumstance not disclosed to the Purchaser which renders any such information untrue, inaccurate or misleading.

2.	Capacity and Authority of the Vendor

2.1	The Vendor has the capacity to enter into, perform and deliver this Agreement and has taken all necessary actions and obtained all other governmental, statutory, regulatory or other consents, licences and authorisation to authorise its entry into, performance and delivery of this Agreement.

2.2	This Agreement, when executed by the Vendor, will constitute legal, valid and binding obligations on the Vendor enforceable in accordance with its terms.

2.3	The execution, delivery and performance of this Agreement by the Vendor will not result in a breach of:

(a)	any provision of its Constitutional Documents;

(b)	any law or regulation in its jurisdiction of incorporation;

(c)	any agreement, instrument or document to which it is a party or by which any of its assets are bound; or

(d)	any order, judgment, award, injunction or decree of any court, Governmental Authority or regulatory body having jurisdiction over the Vendor,

where any such breach would adversely affect the Vendor’s ability to enter under this Agreement.

3.	Pre-Completion Undertakings

From the date of this Agreement until Completion, the Vendor shall, to the extent permissible under the law and in order to preserve the value of the Company, except with the Purchaser’s written consent and subject to paragraph 3.2 below:

(a)	ensure that the Company and its directors take all reasonable steps to preserve and protect the Company’s assets and goodwill (including its existing relationships with customers and suppliers) and act at all times in the best interests of the Company;

(b)	ensure that the affairs of the Company are conducted only in the ordinary and usual course of business substantially in accordance with the Company’s past practices; and

(c)	without prejudice to the generality of paragraphs 3.1(a) and 3.1(b) above, ensure that none of the acts or matters listed in this paragraph 3.1(c) shall take place because the Parties agree that the occurrence of any such acts or matters will adversely impact the value of the Company:

(i)	the acquisition or disposal of any asset of the Company; and

(ii)	the declaration, authorisation or payment by the Company of any dividend or other distribution (whether in cash, stock or in kind) or the reduction, purchase or redemption of any part of the paid-up share capital of the Company.

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3.2	Nothing in paragraph 3.1 above shall operate so as to restrict or prevent any of the following:

(a)	any action required or expressly contemplated by this Agreement;

(b)	any action reasonably undertaken by the Company in the case of an emergency or disaster or other serious incident or circumstance with the intention of minimising any adverse effect on the Company (and of which the Purchaser will be notified as soon as reasonably practicable);

(c)	any action that the Company reasonably considers as required to be undertaken in order to comply with any law or regulation (including the requirements of any relevant Governmental Authority) in the best interests of the Company provided that the Vendor:

(i)	consults in good faith with the Purchaser prior to taking any such action to the extent reasonably practicable; and

(ii)	takes into account any reasonable request of the Purchaser with respect to such action.

3.3	The Vendor undertakes to notify the Purchaser in writing promptly if it becomes aware of any breach of the pre-Completion undertakings contained in this paragraph 3.

4.	Corporate Information

4.1	Incorporation

(a)	The Company is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated.

(b)	The Vendor is not insolvent or subject to any voluntary or involuntary winding up, insolvency or other similar proceedings. The Vendor is able to pay its debts when due and has not been declared (by any appropriate court or other authority) to be in receivership or wound up or entered into any arrangement or compromise with any creditors, and there is no outstanding petition for the winding up of the Vendor or any receivership of the whole or any part of the undertaking and assets of the Vendor and there are no circumstances which would entitle any person to present such a petition or to appoint such receiver.

(c)	The Company does not have any interest in any other company nor have any subsidiaries.

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4.2	The Sale Shares

(a)	The Vendor is, and will on Completion be, the legal and beneficial owner of the Sale Shares and shall on Completion be entitled to transfer the legal and beneficial ownership of the Sale Shares to the Purchaser on the terms of this Agreement.

(b)	The Sale Shares constitute 100% of the properly and validly allotted and issued Shares in the share capital of the Company, are fully paid up, and will accord the Purchaser with 100% of the voting rights.

(c)	The Sale Shares are or will on Completion be free from any Encumbrances whatsoever.

(d)	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share or loan capital or any other security giving rise to a right over, or an interest in, the share capital of the Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

(e)	The Sale Shares have not been and are not listed on any stock exchange or regulated market.

(f)	The Company does not have:

(i)	any interest in, or has agreed to acquire, any share capital or other security of any other company (wherever incorporated); or

(ii)	any branch, division, establishment or operations outside of the Company.

(g)	The Company has not given any power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment or to do anything on its behalf, other than authority for a director, officer or employee of the Company to enter into a contract for and on behalf of the Company in the ordinary course of its business.

5.	Assets

5.1	Ownership of Assets

(a)	All of the assets owned by the Company are the sole and absolute property of the Company. Save for the following charges, there is no outstanding Encumbrance over the whole or any part of the undertaking, property or assets of the Company and none of the assets now owned or used by the Company is the subject of any Encumbrance or any hire purchase, leasing, lease, purchase or credit sale agreement:

(i)	Charge No. xxxxx9589 registered on 22 September 2016 in favour of United Overseas Bank Limited; and

(ii)	Charge No. xxxxx2901 registered on 25 March 2021 in favour of United Overseas Bank Limited.

(b)	All of the assets owned by the Company, or in respect of which the Company has a right of use, are in the possession of and under the control of the Company.

(c)	The assets of the Company and the facilities and services to which the Company has a contractual right include all rights, properties, assets, facilities and services necessary or desirable for the carrying on of the business of the Company in the manner in which it is currently carried on

(d)	All the plants, machineries, equipment and vehicles used by the Company in the conduct of its business:

(i)	are in a good and safe state of repair and condition, in good working order and have been regularly and properly maintained in accordance with the appropriate technical specifications, safety regulations and the terms and conditions of any applicable agreement;

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(ii)	are capable of performing properly the function for which they are currently used or intended; and

(iii)	are not dangerous, obsolete or in need of renewal or expected to require replacement, repair or additions within the six (6) months following Completion.

(e)	The stock now held by the Company (where applicable) is not excessive and is adequate in relation to the current trading requirements of the Company. None of that stock is obsolete, slow moving, unusable, unmarketable, inappropriate or of limited value in relation to the current business of the Company and is all capable of being sold or used by the Company in the ordinary course of its business in accordance with its current price list and without rebate or allowance to a customer.

(f)	Where an asset is used but not owned by the Company, or any facility or service is provided to the Company by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services, or any event or circumstance which with the giving of notice, the lapse of time or a relevant determination would constitute such an event or circumstance.

(g)	Of all the plants, machineries, equipment and vehicles owned by the Company (if any):

(i)	none of them has been sold or disposed of other than in the open market and on arm’s length terms;

(ii)	none of them was, or has been, agreed to be acquired at a price in excess of its market value at the time of acquisition; and

(iii)	are in good condition and usable in the business of the Company as intended to be used.

(h)	The Company is not a party to any equipment lease agreement (whether capital or operational in nature).

6.	Intellectual Property and Technology

(a)	All intellectual property rights used or required by the Company in connection with its business (including, without limitation, all and any products manufactured, assembled and/or sold or leased or rented by it) are in full force and effect, and are vested in and beneficially owned by it.

(b)	The Company has copyright in all drawings and designs relating to its business and all such drawings and designs are in its possession and it has not supplied copies of any such drawing or design to any other person.

(c)	No right or licence has been granted to any person by the Company to use in any manner or to do anything which would or might otherwise infringe any of the foregoing intellectual property rights of the Company; and no act has been done or omission permitted by the Company whereby such intellectual property rights or any of them have ceased or might cease to be valid and enforceable.

(d)	The Company has not (otherwise than in the ordinary course of its business) disclosed, permitted to be disclosed, undertaken or arranged to disclose to any person, other than the Purchaser, any of its know-how, trade secrets, confidential information, price lists or lists of customers or suppliers.

(e)	The services dealt in by the Company do not use, embody or infringe any patent, registered design, know-how or trade secret, copyright, trademark or similar intellectual property right (whether registered or not), and no claim has been made and no application is pending of which the Vendor, is aware after making reasonable enquiries, which, if pursued or granted, might be material thereto.

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7.	Financial Statements; Liabilities

The financial statements of the Company for the fiscal year ended December 31, 2023 and the nine months ended September 30, 2024 present fairly the financial condition of the Company as of and at the dates indicated and the results of operations for the periods specified. Such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods involved. Since October 1, 2024, the Company has not incurred any liabilities except in the ordinary course of business.

8.	Acquisition for Investment

The Vendor is acquiring the Consideration Shares for investment purposes and not with a view for sale in connection with the distribution thereof.

9.	Litigation

9.1	Current Proceedings

The Company is not involved, whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration (other than as claimant in the collection of debts arising in the ordinary and usual course of its business). No unsatisfied judgment, order or award is outstanding against the Company and no distress or execution has been levied on, or other process commenced against, any asset of the Company.

9.2	Pending or Threatened Proceedings

No such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration is pending or to the knowledge of the Vendor is threatened by or against the Company nor are there any facts likely to give rise to such proceedings known or which would on reasonable enquiry be known to the Company or its directors.

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IN WITNESS WHEREOF this Agreement has been entered into by the Parties on the date stated at the beginning.

THE VENDOR

SIGNED by	)
for and on behalf of	)
SOON AIK GLOBAL PTE. LTD.	)
in the presence of:	)

Witness’s signature
Name:
Address:

THE PURCHASER

SIGNED by	)
for and on behalf of	)
INNEOVA GROUP LIMITED	)
in the presence of:	)

Witness’s signature
Name:
Address:

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